EXHIBIT 12
Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
(in thousands, except ratio of earnings to fixed charges)
Income from continuing operations	$36,092	$32,787	$28,863	$27,622	$26,056
Add:
Income taxes	23,945	22,085	19,296	17,989	16,923
Portion of rents representative of interest factor	588	542	464	363	356
Interest on indebtedness	9,439	8,202	8,707	8,954	9,090
Amortization of debt discount and expense	42	33	40	46	56
Capitalized interest (allowed funds used during construction)	58	131	111	25	1
Earnings as adjusted	$70,164	$63,780	$57,481	$54,999	$52,482
Fixed Charges
Portion of rents representative of interest factor	$588	$542	$464	$363	$356
Interest on indebtedness	9,439	8,202	8,707	8,954	9,090
Amortization of debt discount and expense	42	33	40	46	56
Capitalized interest (allowed funds used during construction)	58	131	111	25	1
Fixed Charges	$10,127	$8,908	$9,322	$9,388	$9,503
Ratio of Earnings to Fixed Charges	6.93	7.16	6.17	5.86	5.52